[EideBailly Letterhead]

Exhibit 16.1

February 17, 2015

Securities and Exchange Commission
100 F Street
Washington, DC  20549

Ladies and Gentlemen:

On February 11, 2015, we resigned as the independent registered public accounting firm for Petrohunter Energy Corporation (the Company).

We have read the Company's disclosure set forth in Item 4.01, "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K dated February 17, 2015, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm.  We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/  Eide Bailly LLP

Eide Bailly LLP

www.eidebailly.com

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